Exhibit 99.59

PRESS RELEASE

For immediate release

NuRAN Closes Interim Private Placement in Preparation for Restructuring Transaction

Quebec, QC, Canada, November 26, 2025 – NuRAN Wireless Inc. (“NuRAN” or the “Company”) (CSE: NUR) (OTC: NRRWF) (FSE: 1RN), a leading provider of mobile and broadband wireless infrastructure, has announced the successful closing of a non-brokered private placement financing, raising gross proceeds of CA$ 300,000 (the “Private Placement”). This was accomplished through the issuance of 13,636,362 units of the Company (each referred to as a “Unit”) priced at $0.022 per Unit. Each Unit is comprised of (i) one common share in the capital of the Company (each, a “Share”) and one half of one (1/2) Share purchase warrant (each whole warrant, a “Warrant”). Each whole Warrant will entitle the holder thereof, following the proposed consolidation (the “Consolidation”), to acquire one pre-Consolidation Share (each, a “Warrant Share”) at a pre-Consolidation price of $0.033 per Warrant Share until 5:00 p.m. (Vancouver time) on the date of expiration of the Warrant, which is three (3) years following issuance.

The Private Placement is an interim step in the restructuring transaction approved at the Company’s recent Annual General and Special Meeting providing for debt settlement agreements to convert up to CA$ 25,000,000 of debt (inclusive of accrued interest) into equity, or some other form of agreement and structure with similar effect, and raise an additional CA$ 5,000,000 of equity, or such other ratio to be determined by the Company. Proceeds raised from the interim Private Placement will be used by the Company for working capital purposes. The Shares and Warrant Shares are subject to a statutory four month and one day hold period, and such further restrictions as may apply under foreign securities laws.

BCSC Continuous Disclosure Review (“CDR”)

Management is actively collaborating with the British Columbia Securities Commission (“BCSC”) regarding the CDR. Both the BCSC and CSE have approved this interim Private Placement at the current stage. However, the restructuring transaction will remain pending until the Company has fully met its disclosure obligations, and the review is concluded.

About NuRAN Wireless:

NuRAN Wireless is a leading rural telecommunications company that meets the growing demand for wireless network coverage in remote and rural regions around the globe. With its affordable and innovative scalable solutions of 2G, 3G, and 4G technologies, NuRAN Wireless offers a new possibility for more than one billion people to communicate effectively over long distances efficiently and affordably. “Bridging the Digital Divide, One Connection at a Time.”

Additional Information:

For further information about NuRAN Wireless: www.nuranwireless.com

Francis Létourneau,

Director and CEO

Francis.letourneau@nuranwireless.com
Tel: (418) 264-1337

PRESS RELEASE

Frank Candido

Investor relations

Frank.candido@nuranwireless.com

Tel: (514) 969-5530

Forward Looking Statements

This news release contains forward-looking statements. Forward-looking statements can be identified by the use of words such as, “expects”, “is expected”, “anticipates”, “intends”, “believes”, or variations of such words and phrases or state that certain actions, events or results “may” or “will” be taken, occur or be achieved. Forward-looking statements include those relating to the Company being able to receive funding from the new potential institutional lenders to refinance and replace most of its outstanding current debt instruments with significantly better terms; the Company’s current debt holders potentially restructuring most of their outstanding current debt instruments with significantly better terms; and the Company having sufficient working capital for the duration of the institutional lenders’ process. Forward-looking statements are not a guarantee of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from the results projected, expressed or implied by these forward-looking statements. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements, such as the uncertainties regarding include risks such as risks relating to NuRAN’s business and the economy generally; NuRAN’s ability to refinance its long term debt that is currently in default; NuRAN’s ability to adequately restructure its operations with respect to its new model of NaaS service contracts; our ability to collect fees from our telecommunication providers and reliance on the network of our telecommunications providers, the capacity of the Company to deliver in a technical capacity and to import inventory to Africa at a reasonable cost; NuRAN’s ability to obtain project financing for the proposed site build out under its NaaS agreements with Orange, MTN and other telecommunication providers, the loss of one or more significant suppliers or a reduction in significant volume from such suppliers; NuRAN’s ability to meet or exceed customers’ demand and expectations; significant current competition and the introduction of new competitors or other disruptive entrants in the Company’s industry; effects of the global supply shortage affecting parts needed for NuRAN’s sites and site installations; NuRAN’s ability to retain key employees and protect its intellectual property; compliance with local laws and regulations and ability to obtain all required permits for our operations, access to the credit and capital markets, changes in applicable telecommunications laws or regulations or changes in license and regulatory fees, downturns in customers’ business cycles; and insurance prices and insurance coverage availability, the Company’s ability to effectively maintain or update information and technology systems; our ability to implement and maintain measures to protect against cyberattacks and comply with applicable privacy and data security requirements; the Company’s ability to successfully implement its business strategies or realize expected cost savings and revenue enhancements; business development activities, including acquisitions and integration of acquired businesses; the Company’s expansion into markets outside of Canada and the operational, competitive and regulatory risks facing the Company’s non-Canadian based operations. Accordingly, readers should not place undue reliance on forward looking information. Other factors which could materially affect such forward-looking information are described in the risk factors in the Company’s most recent annual management’s discussion and analysis that is available on the Company’s profile on SEDAR+ at www.sedarplus.ca.